Copart, Inc.

For Immediate Release

Copart Announces Final Results of its Tender Offer

Fairfield, Calif. (January 24, 2011) – Copart, Inc. (NASDAQ: CPRT) announced today the final results of its tender offer to purchase up to 10,526,315 shares of its common stock at a price of $38.00 per share, which expired at 5:00 p.m., New York City time, on Friday, January 14, 2011.

Copart has accepted for purchase 12,172,088 shares of its common stock, including all “odd lots” properly tendered, at a purchase price of $38.00 per share, for a total cost of approximately $462.5 million. The shares accepted for purchase are comprised of the 10,526,315 shares Copart offered to purchase and an additional 1,645,773 shares purchased pursuant to Copart’s right to purchase additional shares up to 2% of its outstanding shares, and represent approximately 14.8% of Copart’s issued and outstanding shares as of January 14, 2011. Based on the final tabulation by Computershare Trust Company, N.A., the Depositary for the tender offer, 20,516,534 shares of Copart common stock were properly tendered and not withdrawn (excluding any conditional tenders that were not accepted due to the specified condition not being satisfied). Copart has been informed by the Depositary that, after giving effect to the priority for “odd lots,” the final proration factor is approximately 59.2%.

The Depositary will promptly issue payment for the shares validly tendered and accepted for purchase and will return all other shares tendered.

Georgeson Inc. is acting as the Information Agent, and the Depositary is Computershare Trust Company, N.A. For questions and information, please call the Information Agent toll free at (800) 223-2064 (banks and brokers call collect at (212) 440-9800).

About Copart

Copart, founded in 1982, provides vehicle sellers with a full range of remarketing services to process and sell salvage and clean title vehicles to dealers, dismantlers, rebuilders, exporters and, in some states, to end users. Copart remarkets the vehicles through Internet sales utilizing its patented VB2 technology.  Copart sells vehicles on behalf of insurance companies, banks, finance companies, fleet operators, dealers, car dealerships, the general public and others. Copart currently operates 152 facilities in the United States, Canada and the United Kingdom. Salvage vehicles are either damaged vehicles deemed a total loss for insurance or business purposes or are recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made. For more information, or to become a member, visit www.copart.com.

Contact:	Cindy Cross, Assistant to the Chief Financial Officer
(707) 639-5427

Copart, Inc. ~ 4665 Business Center Drive, Fairfield, California 94534 ~ (707) 639-5000